TITAN GLOBAL HOLDINGS, INC.
44358 Old Warm Springs Boulevard
Fremont, California 94538

June 22, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Inessa Berenbaum, Senior Staff Accountant Dean Suehiro, Senior Staff Accountant Kyle Moffatt, Attorney

Re:	Titan Global Holdings, Inc. Form 10-KSB for Fiscal Year Ended August 31, 2005 Filed January 23, 2006

Forms 10-QSB for Fiscal Quarter Ended November 30, 2005 File No. 0-32847

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in its letter dated May 19, 2006 relating to the Form 10-KSB for fiscal year ended August 31, 2005 and Form 10-QSB for fiscal quarters ended February 28, 2006 of Titan Global Holdings, Inc. ( the "Company"). We respond as follows:

Form 10K-SB for Fiscal Year Ended August 31, 2005

General

1.	In our prior comment letter dated March 23, 2006, we requested that the Company provide, in writing, a statement acknowledging that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the requested statement in your response.

We have included statements acknowledging these items at the conclusion of this letter.

Critical Accounting Policies, page 38

2.
We note that your response to comments 3 and 4 and your statement that you did not identify the temporary drop in orders as an event or change in circumstances which indicated that an analysis for impairment of such long-lived assets was warranted. You also state that you do not consider your long-lived and intangible asset policies to be critical accounting estimates. Since your accounting estimates and assumptions related to your long-lived and intangible assets are highly uncertain and susceptible to change, provide the critical accounting policies for these assets as previously requested.

We are adding the following to our 10-KSB with respect to critical accounting policies for long-lived assets and intangible assets.

Long-lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount, and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates, quoted market prices when available and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

Goodwill and Intangible Assets. We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. Determining whether an impairment has occurred requires estimating the fair value of the respective reporting unit, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data.

If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset. In this case we supplement the cash flow approach discussed above with independent appraisals, as appropriate.

Summary of Significant Accounting Policies: Consolidation Policy, page 48

3.
We note your response to comment 5 where you appear to imply that you do not believe that Oblio Telecom, Inc. is a variable interest entity. If you believe that Oblio Telecom, Inc is not a variable interest entity, provide us with a detailed analysis of paragraph 5 of FIN 46R. In addition, address the remaining portion of our previous comment #5. Your response should be detailed and include reference to specific paragraphs in FIN 46R.

We believe that FIN 46R is not applicable to Oblio Telecom, Inc. under the business scope exception in paragraph 4.h. Clearly, Oblio meets the definition of a business as outlined in Appendix C of FIN 46R in that Oblio is a “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.” We also believe that none of the conditions in paragraphs 4.h.(1) - (4) which would preclude Oblio from qualifying for the business exemption exist. Although Titan and Farwell were involved in the creation of the legal entity Oblio Telecom, Inc. for purposes of acquiring the assets of Oblio Telecom L.L.P., neither Farwell nor Titan was in any way involved in the “design or redesign” of the Oblio Telecom L.L.P. business which was acquired and which Titan continues to own (100%) and operate.

Additionally, even were we to conclude that the business scope exception did not apply and that Oblio was a variable interest entity as defined in paragraph 5, we believe that the requirements of paragraph 16 would require Titan to consider any variable interest held by Farwell, clearly a related party, as its own interest. Based on that, Titan would most certainly conclude that it, rather than Farwell or any other entity, was the primary beneficiary of Oblio.

Finally, as requested, we reviewed the agreement with Farwell Equity Partners, LLC (Farwell) with respect to the authoritative guidance provided in FIN 46R, paragraph 5. According to FIN 46R, paragraph 5, an entity is considered a variable interest entity if some of the characteristics that are specified as integral to a controlling financial interest are contained in contracts other than equity investment at risk, even if the instruments or contracts are also held by the investors in the equity investment at risk. Characteristics that are integral to a controlling financial interest include (a) the ability to make decisions about the entity’s activities through voting or similar rights, (b) the unlimited obligation to absorb the entity’s economic risks, and (c) the uncapped right to realize the entity’s economic reward.

We reviewed our agreement with Farwell in light of the above guidance. As stated in previous filings, Farwell contributed 100% of the outstanding stock of Oblio Telecom, Inc. to Titan Global Holdings, Inc. on behalf of the minority shareholders. After the rescission agreement was executed, the only residual agreement between Farwell and the Company with respect to the Oblio acquisition was Farwell providing a limited guarantee supported by specific collateral to CapitalSource as it relates to one term note utilized in the financing of the Oblio transaction. This limited guarantee relates specifically to a rapidly amortizing term note. Farwell received no additional voting rights or decision making abilities as a result of this agreement. Farwell does not have an unlimited obligation to absorb the entity’s economic risk. Its obligation is limited and subordinate to the assets of Oblio Telecom, Inc. and the fiduciary obligations of Titan Global Holdings, Inc. Finally, Farwell has no additional right to realize the entity’s economic reward as a result of this agreement.

With respect to your previous comment as to the reason for the transaction being completed by Farwell, Farwell identified and completed due diligence on Oblio as an acquisition candidate. After this process was complete, Farwell identified the congruence of Oblio with the strategic direction of Titan Global Holdings, Inc. and subsequently moved 100% of the outstanding stock of Oblio to Titan Global Holdings, Inc.

Loans and Notes Payable, page 57 and Laurus Loans, page 57

4.	Please refer to prior comment 9. We understand that you are considering our comments.

We have reviewed all financial instruments with respect to SFAS 133 and EITF 00-19. We have identified the potential embedded derivatives and completed a valuation analysis of the embedded derivatives for financial statement purposes.

Specifically, we have analyzed and calculated the estimated fair values where appropriate as they relate to our financial instruments. After application of SFAS 133 and EITF 00-19, we identified, bifurcated and recorded as liabilities embedded derivatives related to conversion features of debt and certain interest, liquidated damages provisions included in registration rights agreements and prepayment penalties associated with the various debt instruments with Laurus Master Funds. We also recorded free standing derivatives including warrants as liabilities.
In determining the accounting treatment, classification and calculation of the fair values, we reviewed various authoritative accounting pronouncements including:
•	FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities,
•	FASB SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,
•	EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,
•	EITF Issue 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EIFT 00-19, and
•	EITF Issue 05-2, The Meaning of “Conventional Convertible Debt Instrument” in EITF Issue 00-19.
•	Derivatives Implementation Group Issue Number B-15, B-16, B-38 and B-39

The Black Scholes option pricing model was used to value the warrants and to estimate the fair values of the convertible features of the notes and preferred stock and the other related embedded derivatives. Because the exercise price of the warrants and preferred stock may be lowered in certain circumstances, these instruments do not meet the EITF Issue 00-19 tests for classification as equity and therefore must be accounted for as derivative instrument liabilities. These liabilities are marked-to-market each period.

5.
Please refer to page 1 of your form 10-QSB for the fiscal quarter ended February 28, 2006. You state that you responded to the staff that you believed these instruments were “conventional” at the time of issuance. However, your response does not address this conclusion.

In our amended 10-QSB for the fiscal quarter ended February 28, 2006 filed May 24, 2006, we removed this language.

6.
Please refer to page 19 of your 10-QSB for the fiscal quarter ended February 28, 2006. You state that you reversed previously amortized beneficial conversion features of your debt instruments. If this reversal relates to your potential application of SFAS 133 and EITF 00-19, tell us why it is appropriate to reverse the beneficial conversion features before you have completed your analysis of SFAS 133 and EITF 00-19.

See comments above. Additionally, we reviewed internal analysis with our new auditors with respect to the impact of SFAS 133 and EITF 00-19 and we properly amended the 10-QSB for the fiscal quarter ended February 28, 2006. Our prior auditors are still reviewing the impact of SFAS 133 and EITF 00-19 for the fiscal quarter ended November 30, 2005 and all previous periods.

CapitalSource Loans, page 61

7.
We note your response to prior comment #10 which states that you reversed the effect of capitalizing loan fees of $14,312,000. However, your current disclosure in the fourth paragraph is not consistent with your response. Please revise or advise.

The disclosure will be revised to reflect the effect of the reversal of the capitalized loan fees when the 10-KSB is amended for the SFAS 133 and EITF 00-19 issues.

Other Loans, page 63

8.
Please refer to prior comment #11. Tell us if the waiver was for more than one year from the most current balance sheet date. If not, tell us why it is appropriate to classify this note as a long-term liability under SFAS 78 and/or EITF 86-30.

SFAS 78 specifies the classification of long-term obligations that are or will be callable by the creditor either because the debtor's violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Such callable obligations are to be classified as current liabilities unless one of the following conditions is met:

a. The creditor has waived or subsequently lost the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

b. For long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.

The debt default referenced in our 10-KSB has been subsequently permanently waived in a waiver and amendment agreement dated March 14, 2006. Specifically, the waiver and amendment agreement between the holders and the Company included no principal acceleration, no additional fees and no interest rate increases. As such, condition a. of SFAS 78 is met and the related note payable is appropriately classified as a long-term liability as the due date is more than twelve months from the balance sheet date. We are modifying our disclosure to reference the amendment agreement and its terms.

Commitments and Contingencies, page 67 and Contingencies, page 68

9.	Please refer to comment #12. Tell us how you evaluated the guidance in SFAS 143 in concluding that you do not have any material asset retirement obligations.

Guidance in SFAS 143 relates to initial recognition and measurement of a liability for an asset retirement obligation. SFAS 143 states,

“An entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made.  If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Paragraph 35 of FASB Concepts Statement No. 6, Elements of Financial Statements, defines liability.

Based on our knowledge of the assets owned and utilized in our business, there are no legal obligations imposed by federal, state or local authorities related to asset retirement obligations, and we have made no such commitments. Therefore, no asset retirement obligation liability needs to be recognized. Additionally,we will continue to review our long-lived assets in accordance with this guidance and we will record the related retirement obligations when they meet the criteria outlined in SFAS 143.

Stockholder’s Equity, page 68

10.
Please refer to prior comment #13. It appears to us that the $507,000 should be recognized as expense when the services were rendered to you and not as a deferred stock issuance costs. Revise or advise.

As indicated in our prior response, the services provided by the consultant, as described in the investment advisory consulting agreement with SBI (see Exhibits 10.49 and 10.57 to SB-2 filed July 31, 2003), clearly related solely to finding capital on behalf of the Company. No other type of service was provided by SBI. As a result of the SBI relationship, the Company issued common stock in exchange for cash thereby completing the anticipated private placement. Given these facts, we are unclear under what accounting literature it would be appropriate to charge the value of these services to expense rather than offset the proceeds of the related private placement. Since the sole service provided by SBI related to completing the private placement, we are also unclear how the expense would be classified in the statement of operations.

11.	Please refer to prior comment #14. Tell us how you accounted for the $120,000 paid by ICT and provide us with the related journal entries.

When the Company entered into settlement agreements with Ciri and Glashow, we were in effect settling the obligations under these warrants, among other items. In effect, the Company settled these warrants with cash payments to Ciri and Glashow. A portion of those cash payments were made by ICT ($120,000) and a portion were made by the Company ($100,000). According to SFAS 123, when an equity instrument is settled for cash, the amount paid for the instrument should be charged to Equity, provided that the amount paid does not exceed the fair value of the instrument. In this case, the fair value of the warrants exceeded the cash payments to Ciri and Glashow. SFAS 123 goes on to describe the impact of settling a non-vested equity instrument for cash. SFAS 123 indicates that settling a non-vested instrument for cash essentially vests that instrument fully and any previously unearned stock-based compensation should be recognized in full. Therefore, the remaining unamortized fair value of the warrants was charged to expense. As indicated in our prior response, we concluded that AICPA Interpretation 1 to Opinion 25 requires the Company to record such payments made on its behalf by a principal stockholder as contributions of capital. Therefore, the payment of $120,000 by ICT on behalf of the Company would be recorded as a contribution of capital as follows:

Cash	$120,000
Paid in capital	$120,000

However, since the payments were made for the purpose of settling outstanding warrants, the payment would be recorded as charge to equity to the extent that the payments don’t exceed the fair value of the instruments. Therefore, the payments to Ciri and Glashow would be recorded as a charge to equity as follows:

Paid in capital	$120,000
Cash	$120,000

We concluded based on this that there was no net impact on equity as a result of the $120,000 payments by ICT.

Form 10-QSB for the Fiscal Quarter Ended February 28, 2006

Unaudited Condensed Consolidated Statement of Operations, page 4

12.
We note your response to comment #16. Please delete the subtotal after “Cost of Sales” and revise your presentation to disclose the amount of applicable depreciation and amortization that is excluded from “Cost of Sales”.

This presentation issue was amended in 10-QSB/A made on May 24, 2006.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (972) 470-9100.

Very truly yours,

/s/ Bryan M. Chance

Bryan M. Chance
Chief Financial Officer
Titan Global Holdings, Inc.